Exhibit 1

FOR IMMEDIATE RELEASE	31 March 2011

WPP plc (“WPP”)

ANNOUNCEMENT

WPP was notified today under Rule DTR 3.1 of the Disclosure and Transparency Rules that on 30 March 2011, Sir Martin Sorrell gifted 264,000 ordinary shares in WPP to the JMMRJ Sorrell Charitable Foundation, which has been established to provide benefits for educational institutions, cancer research and to make grants for general charitable purposes.

Following this gift, Sir Martin and his family interests are interested in or have rights in 17,523,863 shares representing 1.386% of the issued share capital of WPP. In addition, the JMMRJ Sorrell Charitable Foundation is interested in 805,936 ordinary shares, representing 0.0637% of the issued share capital of WPP.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204